Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Full interview:

https://s3.amazonaws.com/TVEyesMediaCenter/UserContent/795100/15415381.8597/CNBC_07-06-2021_09.45.20.mp4

Nextdoor will be a publicly traded company through a merger with Khosla Ventures acquisition company. this is, therefore, a spac is this a spac report? i don’t know i don’t know i guess because i’m doing it Sarah Friar here, being Nextdoor’s ceo this is very exciting deal we had Sarah on last week. congratulations to both of you

Thank you so much, jim. thanks, david, for having us on this morning

All right Sarah, let’s get right to it. you know my wife, lisa, starts every morning, every single morning with Nextdoor. she’s not alone. Today, she would have been met with a story about a baby robin that fell out of a nest. believe it or not, that would be something she’d immediately mention to me. honestly, right then then a gray station wagon, subaru parked on huntington street yes. rear-view mirror window smashed by truck but, and this is why i bring this up, second item, Sarah, an ad for optimum $35 a month. is that where the money is going to be, Sarah yeah. i mean, you’re exactly right, jim. we’re thrilled this morning to be announcing the go public moment with the Khosla ventures spac it is going to bring in a lot of proceeds, $686 million of gross proceeds and a real bluechip set of investors, and yes where are we going to invest? number one is to keep growing the neighborhood we’re a network effect business more neighbors means more content. Yes, we’re going to keep investing in small businesses, just like yours. We know when they thrive, neighborhoods thrive. And yes, we’ll keep investing in our proprietary adtech, because that’s how we monetize and will grow a phenomenal revenue stream.

Okay so Vinod, are you interested chiefly in — what attracted you to this is it the hyper local? is it the fact that Sarah Friar has been successful everywhere she’s been, whether it be Square or Goldman, what’s the attraction?

Sarah and I worked together for a long time at Square. We saw the market cap go from $2 billion at ipo to $100 billion. We know each other well. But Nextdoor is the neighborhood social network, just like LinkedIn is the professional network. it has strong online to offline effects which were very, very rare of course, the metrics and trends really run away, so we loved all that we loved the fact there’s so many different growth factors the company can take in the future it was an easy company to put our name behind given our knowledge of Sarah, her team, and everything else.

Vinod, it’s David i’m looking here, obviously, at some of the growth projections. You only go out to 2022, at least in the slides I’m looking at, but it appears that growth sort of peaked in 2020/‘21 in terms of the revenue number maybe in part because of the pandemic. I wonder, 40% growth is still a great number for ‘22, but average revenue per user is seen declining pretty significantly in terms of the growth rate. Is that a concern for you as you try to sell the deal to your spac shareholders?

it isn’t a concern for me we see accelerating growth i’ll let maybe Sarah take that yeah. david, let me grab that. first of all, this is our foray into the public market, so we want to make sure we’re doing it with projections we feel comfortable with. But from a business perspective, we’re seeing terrific momentum. We saw our DAU, daily active users, grow 50% year-over-year last year. that’s always the starting point of any platform network business then you mentioned ARPU. we’re seeing phenomenal trends in q1 and q2 of 2021, we saw accelerating ARPU. it’s really driven by, one, more engagement from the members on the platform; number two, our adtech platforms getting more sophisticated, and these proceeds will invest in data science and machine learning; and three, we’re finding not supply driven ways to drive revenue, particularly around local commerce and businesses, and interesting ad formats that you can’t get anywhere else. Think of anything local. i was talking to jim last week because of the a Map we did with moderna and albertson’s companies around getting vaccines. only Nextdoor can take that message into a local level and make it happen.

So, Sarah, when you had this estimate for 9% growth in ARPU, 22 over 21, is that a low ball number on your part?

i don’t want to call it a low ball number, but we do want to make sure that we are taking the right steps to be a very successful public company, and we feel great about that 40% sustained revenue growth great companies are built because they sustain hyper growth for five, step years. we’re in 11 countries. 276,000 neighborhoods and we know that this is a global phenomenon and we’ll take it global.

Sarah, how did you know that this would fly. And i say that because this — when we post pictures of our dog and a lot of people post and someone doesn’t clean up their block, how do you know say versus Patch that—which is to me kind of an ancillary site—that this would work we’ve long given up on newspapers, how did we realize that hyper local would be successful?

for me it was easy. number one is community. i’m all about purpose-driven company. Nextdoor’s purpose is to create a kinder world where everyone is in a neighborhood that we can rely on i saw my team awake all weekend working on Surfside in Florida and figuring out what are the right messages to get to a community that’s really under duress, so number one, i know it’s important and i think it’s becoming more important in the world.

Second was data. One of the things we saw at Square is we had access to data that no one else had and that’s true of Nextdoor. when people are acting locally they are giving so much about what their preferences are and most of their spends happen locally when we think about houses and cars and we’re very influenced by our neighbors so i knew there was a great business model and then finally a great team we just added a new head of product, couldn’t be more thrilled and i’m so excited that we’re not putting the funds behind it to really put a huge boost into the company and into what we could do in the neighborhood.

one last question for me, sara why is Nextdoor so nice and Twitter so mean?

Well, we’re authentic, we’re very authentic. It’s hard when you’re the authentic self. People can see who you are. You are a real neighbor at a real address, it’s hard to be completely mean. It doesn’t mean it’s saccharin, people have to have tough conversations, particularly locally because you’re not in an echo chamber, and we really go out of our way with technology and make sure we’re saying ahead of where it can become toxic and it’s fun to watch some of the other networks with things like kindness reminder. This is where technology and behavioral science can really make a difference and how conversations are created and helped online.

I never doubted you for a minute as you know, this is just sensational. congratulations. Really great to see you both, and I think this is going to be a good one next door, by the way, was a 2015 CNBC Disruptor company. Our weekly newsletter offers a look at companies such as Nextdoor go to cnbc.com/disruptorsnewsletter.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.